LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION
Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 400
Washington, D.C. 20015

TELEPHONE (202) 274-2000
Facsimile (202) 362-2902
www.luselaw.com

writer’s direct dial number	writer’s e-mail
(202) 274-2008	aschick@luselaw.com

March 18, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Energy Service Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

          Pursuant to Rule 101 of Regulation S-T and on behalf of Energy Services Acquisition Corp. (the “Registrant”), we have transmitted by EDGAR the Registrant’s Preliminary Proxy Statement, including Annexes thereto (the “Proxy Statement”). The Proxy Statement relates to the Registrant’s proposed acquisition of ST Pipeline, Inc. and C.J. Hughes Construction Company, Inc. for the proposed maximum aggregate value of $53,200,000. The filing fee of $10,640 has been computed pursuant to Exchange Act Rules 14a-6(i)(4) and 0-11, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

          If you have any questions or comments, please contact the undersigned at (202) 274-2008 or aschick@luselaw.com, or Marc P. Levy at (202) 274-2009 or mlevy@luselaw.com.

Sincerely,

/s/ Alan Schick
Alan Schick

Enclosures
cc:	Marshall T. Reynolds, Chairman of the Board
and Chief Executive Officer
Edsel R. Burns, Director
Sam Lolan
Marc P. Levy, Esq.